FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 27 July 2005 to 31 July 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

/s/ J M Mills

(Registrant)

Signed:	/s/ J M Mills
Director of Group Secretariat

Dated:	1 August 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons
– KG Hanna, 28 July 2005

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons
– H Blanks, 28 July 2005

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons
– MW Litobarski, 28 July 2005

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons
– Baroness Wilcox, 28 July 2005

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons
– JM Sunderland, 28 July 2005